RECEIVED

2005 NOV 18 P 1:34

OFFICE OF INTERNATIONAL CORPORATE FINANCE

FILE NO. 82-34855

05012671

SUPPL

To:

U.S. Securities and Exchange Commission

Office of International Corporate Finance

Mail Stop 3-2

450 5th Street NW

Washington, DC 20549

08.11.2005 030445

Ref: Rule 12g3-2(b) exemption: submission of information

November,08, 2005

Dear Sirs,

BRISA – Auto-estradas de Portugal, S.A. hereby encloses, for the purpose of the above captioned exemption, the latest information made public thereby pursuant to the local securities legislation.

Best regards,

PROCESSED

NOV 18 2005

THOMSON FINANCIAL

Luís D'Eça Pinheiro

Corporate & Investor Relations

Brisa-Auto-Estradas de Portugal SA

Quinta da Torre da Aguilha - Edifício Brisa 2785-599 São Domingos de Rana

EC Carcavelos - Ap.250 2776-956 Carcavelos Portugal Tel. 21 444 85 00 Fax 21 444 87 36 www.brisa.pt

Brisa

RE

FILE Nº 82-34855

08 November 2005

www.brisa.pt

80/INST/DIS/05

Under the terms provided in of article 361, paragraph 2-a) of the Securities Code, the Securities Commission (CMVM) notified Brisa – Auto-Estradas de Portugal, S.A. ("Brisa") to provide clarification as to the veracity of the news released by some media relating to a possible sale of the stakes it holds in EDP and ONI.

Brisa reiterates the stance which it is publicly following over the past few years and clarifies that:

(a) Within the framework of its strategic positioning, Brisa is considering the possibility of selling the stakes which it currently holds in the share capital of EDP (nearly 2%) and/or ONI (approx. 17%);

(b) However, the sale of these stakes is merely a possibility which the company is assessing, having taken no decision whatsoever in this regard;

(c) As long as it holds any interest in the share capital of the said companies, Brisa will continue to support their projects and exercise all its rights.

Corporate and Investor Relations Director
Luis d'Eça Pinheiro
+351 21 444 95 68
lepinheiro@brisa.pt

Investor Relations
Rosário G. Oliveira
+351 21 444 95 70
roliveira@brisa.pt

Ricardo M. Ferreira
+351 21 444 95 72
ricardo.ferreira@brisa.pt

Media Relations
Franco Caruso
+351 21 444 95 69
franco.caruso@brisa.pt

BRISA – Auto-Estradas de Portugal, SA is an open public company with registered office in Quinta da Torre da Aguilha – Edifício Brisa – São Domingos de Rana, municipality of Cascais, with fiscal contribution no. 500048177, registered in the Cascais Companies Registry under no. 10583, with share capital of Euros 600 000 000